EXHIBIT 99.2

AGREEMENT OF REPORTING PERSONS

The Agreement of Reporting Persons between W. R. Berkley Corporation and Berkley Insurance Company filed as Exhibit 99.2 to the Schedule 13G as of May 7, 2026 is incorporated herein by reference.